Exhibit 99.1

News Release

February 26, 2019

Turquoise Hill announces 2019 financial guidance and provides underground development update

Turquoise Hill Resources today announced 2019 financial guidance and provided an update on underground development. The Company previously announced 2019 operational guidance.

Operating cash costs for 2019 are expected to be $800 million to $850 million.

C1 cash costs are expected to be $1.75 to $1.95 per pound of copper produced. Unit cost guidance assumes the midpoint of expected 2019 copper and gold production ranges and a gold price of $1,281 per ounce.

Capital expenditures for 2019 on a cash-basis are expected to be $150 million to $180 million for open-pit operations and $1.3 billion to $1.4 billion for underground development. Open-pit capital is mainly comprised of deferred stripping, equipment purchases, maintenance componentization and tailings storage facility construction. Underground development capital includes both expansion capital and VAT.

As previously announced, Oyu Tolgoi is expected to produce 125,000 to 155,000 tonnes of copper and 180,000 to 220,000 ounces of gold in concentrates for 2019. Open-pit operations are expected to mine ore primarily from Phase 4 throughout the year, with contributions from Phase 6. Mill throughput for 2019 is expected to be approximately 40 million tonnes and includes the processing of some material from mine stockpiles.

Underground lateral development is expected to advance 15 to 16 kilometres during 2019.

Underground development update

Independent review

Significant progress on the Oyu Tolgoi underground project continued through 2018, with the construction of critical above and below ground infrastructure. Shaft 2-connected underground infrastructure progressed well during Q4’18 with the completion of the lining installation and handover of Ore Bin 11 as well as advancement of the new 6,000-tonne-per-day jaw crusher under construction.

During the last quarter of 2018, Turquoise Hill carried out its own review of the previously announced Rio Tinto schedule and cost re-forecast for the project (2018 Rio Tinto Review) that had concluded a delay to sustainable first production was expected from Q1’21 to the end of Q3’21. The Company’s review, with the assistance of the Company’s independent Qualified Person (QP) and mining consultants OreWin Pty Ltd (OreWin), found that project cost was expected to remain within the $5.3 billion budget but that there was an increasingly likely risk of a further delay to sustainable first production beyond Q3’21.

This assessment is the result of, but not limited to, certain delays to the completion of Shaft 2, which continued to experience challenges during Q4’18 with structural, mechanical, piping and electrical installation productivity below expectations. Current expectations are that the completion of this technically complex installation and commissioning work

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975

will now take longer than previously anticipated. In addition to the Shaft 2 challenges, it was found that increased ground support was required in some key areas resulting in delays to mass excavations such as Ore Bin 11 and Primary Chamber 1 (PC1) and some areas on the footprint. While total lateral development or equivalent development metres have remained on budget, these challenging ground conditions have had a direct impact on the project’s critical path.

Latest project update

Since the completion of the Company’s independent review, Turquoise Hill has become aware that Rio Tinto, as project manager, has advised that as the lateral development continues, there is more detailed geotechnical data than what was previously available and, as a consequence, the understanding of the rock mass around and under the ore body has improved. This data reveals there are areas of the mine footprint where the strength of the rock mass is more variable than anticipated. This will require some potentially significant changes to the design of some future elements of the development, and the development schedule. This, combined with the delay to Shaft 2, is ultimately expected to result in an overall schedule delay to sustainable first production beyond the end of Q3’21.

Rio Tinto has advised that detailed schedule and design work has begun and is currently underway, as is the work necessary to estimate the impact on cost and development schedule resulting from this anticipated delay, and any impacts from the re-optimized aspects of the development. As a consequence, the completion of the 2019 definitive estimate review has been delayed due to this expected expanded scope.

The Company is working with Rio Tinto to understand the issues and in parallel with the definitive estimate review, Turquoise Hill will assess the impact of any further delay to sustainable first production beyond the end of Q3’21 on the Company’s cash flows, liquidity and funding requirements, as well as investigate potential mitigation options.

Contact

Investors	Media
Ed Jack	Tony Shaffer
+ 1 604 562 7436	+ 1 604 648 3934
ed.jack@turquoisehill.com	tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, information regarding the timing and amount of production and potential production delays, statements in respect of the impacts of any delays on the Company’s cash flows, liquidity, funding requirements and planning, statements regarding timing and status of underground development, capital and operating cost estimates, mill throughput, anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver and projected gold, copper and silver grades, anticipated capital and

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975

operating costs, anticipated future production and cash flows, and the status of the Company’s relationship and interaction with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance.

Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper; gold and silver price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks, risks, including geotechnical risks and ground conditions; litigation risks; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including strikes, blockages or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

With respect to specific forward-looking information concerning the continued operation and development of Oyu Tolgoi, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company to construct such a source) for Oyu Tolgoi; the ability to secure and draw down on the supplemental debt under the Oyu Tolgoi project financing facility and the availability of additional financing on terms reasonably acceptable to Oyu Tolgoi LLC, Rio Tinto and the Company to further develop Oyu Tolgoi; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in the 2016 Oyu Tolgoi Feasibility Study and the 2016 Oyu Tolgoi Technical Report); projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s Annual Information Form dated as of March 15, 2018 in respect of the year ended December 31, 2017 (the “AIF”), as supplemented by our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the nine months ended September 30, 2018 (MD&A).

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF and in the MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975

3